Exhibit (p) (2) under Form N-1A

Exhibit 99 under Item 601/Reg. S-K

Personal Account Dealing Policy

Personal Account Dealing (‘PAD’) is where an employee undertakes a personal trade in a financial instrument. A personal trade is defined as when you or a Connected Person buys or sells financial instruments and the transaction is not connected with your role at Hermes (‘Hermes’ or ‘the Firm’).

Policy Objective:

Hermes’ processes and procedures in relation to PAD rules have been adopted to ensure that any PAD undertaken by any of the Firm’s employees or their Connected Persons, does not conflict with Hermes’ duties to its clients.

Principles:

As a matter of principle your Personal Account Dealing should not conflict with Hermes Pledge.

The general principles governing the Firm’s Policy are:

■	The duty at all times to place the interests of clients first; and
■	The requirement that all personal account transactions be conducted in accordance with this Policy and do not give rise to any actual, potential or perceived conflict of interest or any abuse of an individual’s position of trust and responsibility.

Key Policy Statements

■	Prohibited criteria: An employee is prohibited from entering into a PAD which meets any of the following criteria: a) The PAD is prohibited under the Market Abuse Regulation; b) It involves the misuse or improper disclosure of confidential information; or c) It conflicts or is likely to conflict with an obligation of the Firm to a client. In addition, the employee is prohibited from advising or procuring any other individual to enter into a PAD, which would be prohibited by these provisions.
■	Reportable Instruments: The following Reportable Instruments, unless they are held within a Discretionary Account, require pre-approval in accordance with the Firms’ PAD procedures before you or a Connected Person are allowed to trade them and regardless of whether they are held in any form of tax incentivised wrapper such as a Self-Invested Personal Pension (SIPP) or an Individual Savings Account (ISA). Please note that non-Hermes pooled funds do not require pre-approval:
‒	Shares; Certificates Representing Securities; Bonds/Debentures; Units (only units in a scheme that is managed by the Firm are reportable); Options; Warrants; Futures (all futures are reportable including forex); and Contract for Differences (all Contract for Differences including spread bets are reportable). Any other financial instrument should be referred to Compliance.

Any financial instrument that falls into the Portfolio Manager’s investible universe will be considered a Reportable Instrument and additional procedures must be followed.

■	Holding Period: Minimum of 28 days from the date of purchase or acquisition.
■	Pre-Clearance Approval Period: Time of approval until the end of the following business day.
■	Trade confirmations: Must be provided to Compliance within 7 days of approval.
■	Trading in Federated Stock: Trading in Federated Investors, Inc (FII) securities are subject to the ‘Blackout’ periods. Additional restrictions apply to dealings in FII securities, the following trades in FII securities are prohibited: short selling, options trading (except for options issued directly by Federated to employees), trading on margin and trading on short-term basis (less than 6 months from date of purchase). Additional rules apply to some employees subject to both Federated and Hermes PA Dealing policies.
■	New employees: Within one week of joining must electronically sign and complete the Firm’s new joiner attestation and disclose and evidence to Compliance any holdings held in reportable instruments.
■	Holdings Statements: Compliance will request holdings statements of employees for all Reportable Instruments. These must be no more than 45 days old from the date of submission.

Oct 2017